October 13, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549
Attention: Todd Schiffman

RE:	ESGEN Acquisition Corporation
Registration Statement on Form S-1
File No. 333-259836
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ESGEN Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern time, on October 19, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 500 copies of the preliminary prospectus, dated September 27, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ben Exner
Name: Ben Exner
Title: Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

As representatives of the several underwriters

cc:	William B. Nelson, Partner, Shearman & Sterling LLP
Emily Leitch, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]